Exhibit 99.2

NICE Adds New Capabilities to NICE Inform to Enhance Public Safety
NG9-1-1 Readiness, Quality Assurance, Efficiency and Cost-savings

NICE will demonstrate enhancements to its industry-leading digital evidence management solution at NENA 2016

Paramus, New Jersey – June 7, 2016 – NICE (NASDAQ: NICE) announced today its latest release of NICE Inform which includes new capabilities to help PSAPs (Public Safety Answering Points) enhance NG9-1-1 readiness, quality assurance, efficiency and cost-savings. The industry-leading digital evidence management solution, NICE Inform captures, manages, and synchronizes multi-channel interactions between citizens, PSAPs and first responders, to provide a complete, accurate record of incidents.

“We’re thrilled that NICE Inform continues to receive such a warm reception in the public safety market,” said Chris Wooten, Executive Vice President, NICE. “New communication channels and NG9-1-1 are fundamentally changing the PSAP landscape, and in this dynamic environment NICE is constantly delivering innovative ways to help PSAPs capture, manage and extract insights from the increasing volume and variety of multimedia communications.”

NICE will be demonstrating and discussing its newest NICE Inform capabilities in booth #118 at NENA 2016, which will take place June 11-16, at the Indiana Convention Center in Indianapolis, Indiana. These capabilities include:

Advanced Audio Analytics Search
NICE has enhanced its audio analytics capabilities to provide even greater search precision for QA and compliance. 911 protocols take the guesswork out of emergency call handling. But when protocols aren’t followed to the letter, mistakes can and do happen. With its new powerful search syntax, NICE Inform audio analytics can proactively identify compliance issues before they become systemic problems. You can also tailor a search to various confidence levels to reduce false positives or return a wider range of results.

Export SMS Text-to-911 Conversations for Investigations
Hundreds of PSAPs are now equipped to handle 911 texts nationwide, and momentum is building as additional emergency communications centers implement text-to-911 every day. NICE goes beyond capturing 911 texts to enabling PSAPs to search for, retrieve, export, save and share text conversations for investigations. Exported texts can be saved in various formats, along with complete metadata (caller ID, date/time stamps, caller latitude/longitude/location, etc.), for comprehensive insight into who texted, where, when, and what was said. Texts can also be combined with recorded 9-1-1 calls, radio, screens and other incident data to create a complete, authentic incident timeline.

Call Playback within Priority Dispatch AQUA Evolution
NICE Inform is now integrated with Priority Dispatch’s AQUA™ enabling evaluators to conveniently play back call audio recordings related to cases of interest directly from their AQUA case review interface. Evaluators can complete QA reviews in half the time, without having to toggle from system to system to search for and play back calls.

New NG9-1-1 and Text-to-911 Integrations
NICE Inform is now integrated with and certified to support leading NG9-1-1 call handling and text-to-911 applications, including the latest versions of Airbus DS Communications’ VESTA® and West Corporation’s VIPER. By investing in NICE Inform, PSAPs can achieve complete incident reconstruction capabilities today while equipping themselves to capture and manage text-to-911 and other future multimedia communications.

“In today’s heightened safety and security environment it is more crucial than ever before to have advanced ultra-reliable solutions that help public safety organizations rapidly, successfully and effectively anticipate, detect and respond to dangerous events. With these latest innovations, NICE is leading the way in addressing public safety quality assurance and compliance challenges, while also helping PSAPs adapt to new communication channels and prepare for NG9-1-1,” said Brendan Read, Senior Industry Analyst, Digital Transformation, Frost & Sullivan. “NICE’s pace of innovation, breadth and depth of solutions, and commitment to and experience serving the needs of the public safety market are impressive.”

About NICE
NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.